UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Qorvo, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36801	46-5288992
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification No.)

7628 Thorndike Road, Greensboro, North Carolina 27409-9421
and
2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124
(Address of principal executive offices)
(Zip Code)

Steven J. Buhaly		(503) 615-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1    Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report

Company Overview

Qorvo, Inc. (herein referred to as the “Company,” “Qorvo,” “we,” “us,” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) with respect to its management of conflict minerals during the year ended December 31, 2015.

Conflict Minerals are Necessary to the Function and Production of Qorvo Parts

As defined by the content requirements of Form SD, “conflict minerals” include Columbite-tantalum (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. Almost all Qorvo products intentionally contain tantalum, tin, tungsten, or gold (also known as “3TG metals”), as these metals are necessary to the functionality and production of our products. All parts do not contain all four 3TG metals, but all parts contain at least one of the 3TG metals.

Therefore, we have conducted a good faith Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”), or are from recycled or scrap sources.

Reasonable Country of Origin Inquiry (RCOI)

We maintain a robust database of the composition of components and materials used to manufacture our products. Our RCOI process began with an analysis of this data to determine which of our components and materials contained a 3TG metal. We utilized the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template (“CMRT”) to engage the suppliers of those components and materials, in addition to using this tool to perform a robust survey our supply chain. The CFSI is a leading industry program that helps manage risk by improving supply chain transparency on conflict minerals.

Through our membership and participation in the activities of the CFSI, we have access to sourcing information for those smelters in our supply chain that have been validated as compliant to the Conflict-Free Smelter Program (“CFSP”) requirements. This information is presented as L1, L2, L3, DRC, or R/S:

•	L1 – the smelter is sourcing from countries not identified as conflict regions or plausible countries for smuggling DRC & adjoining country materials

•	L2 – the smelter is sourcing from a country known to be or plausible for smuggling materials that may be sourced from the DRC & adjoining countries

•	L3 – the smelter is sourcing from an adjoining country to the DRC

•	DRC – the smelter is sourcing from the DRC

•	R/S – the smelter processes only recycled or scrap material

This level of sourcing detail is only available for those smelters that have been found to be compliant to the CFSP. CFSI members do not know the actual mine or even the country (other than if the smelter sourcing is listed as “DRC”) that a smelter may source from.

The use of sourcing information from the CFSI is subject to the terms of the relevant Agreements of the Exchange of Confidential Information between the CFSI and the individual smelters. Those terms prohibit CFSI members from disclosing the sourcing of conflict minerals by individual smelters, even if the disclosure is necessary to meet the member’s SEC reporting obligations. The information may only be aggregated - i.e., “smelters in Qorvo’s supply chain source from the DRC or

Covered Countries.” The terms do not allow CFSI members to state that Smelter A sources from the DRC or Covered Countries and Smelter B does not source from the DRC or Covered Countries.

The country of origin sourcing information from the CFSI can be different from the information given by suppliers in their CMRTs to Qorvo. As a result, we used the RCOI information from the CFSI as the primary source of sourcing information.

Conflict Minerals Disclosure

Through our RCOI process, we have become aware of at least one smelter in our suppliers’ supply chains that is sourcing from the Covered Countries for each of the 3TG metals. Our knowledge of these smelters is obtained through our direct involvement in the CFSI and, as a condition of this participation, the identification of an individual smelter as sourcing from the Covered Countries is prohibited by confidentiality agreements. However, as of the date of this report, all smelters in our supply chain that we know or believe source from the Covered Countries are on the CFSP Conflict Free Smelter Lists, which can be accessed at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/.

Below is a summary of the country of origin information for the smelters that have been identified in Qorvo’s supply chain as a result of our 2015 RCOI.

Conflict Mineral	Countries of origin may include the following
Gold	L1, L2, L3; DRC; R/S
Tantalum	L1, L2, L3; DRC; R/S
Tin	L1, L2, L3; DRC; R/S
Tungsten	L1; L3; R/S

Level Sourcing	Countries of origin may include the following
L1
Argentina, Australia, Austria; Belgium; Bolivia; Brazil; Canada; Chile; China; Colombia; Côte D'Ivoire; Czech Republic; Djibouti; Egypt; Estonia; Ethiopia; France; Germany; Guyana; Hungary; India; Indonesia; Ireland; Israel; Japan; Kazakhstan; Laos; Luxembourg; Madagascar; Malaysia; Mongolia; Myanmar; Namibia; Netherlands; Nigeria; Peru; Portugal; Russia; Sierra Leone; Singapore; Slovakia; South Korea; Spain; Suriname; Switzerland; Taiwan; Thailand; United Kingdom; United States of America; Vietnam; Zimbabwe

L2	Kenya; Mozambique; South Africa
L3	Angola; Burundi; Central African Republic; Republic of Congo; Rwanda; South Sudan; Tanzania; Uganda; Zambia
DRC	Democratic Republic of Congo

Because we know that some of the 3TG metals in our supply chain came from the Covered Countries (even though the relevant smelters are on the CFSP Conflict Free Smelter Lists), and because some suppliers have not identified all of the smelters in their supply chain, or we are uncertain as to the smelter’s source of the conflict minerals, we are required to exercise due diligence on the source and custody of the sourcing of these conflict minerals. We are filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD to describe our due diligence process. The Conflict Minerals Report is also available on our website at http://ir.qorvo.com/sec.cfm. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02     Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2     Exhibits

Item 2.01     Exhibits

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Qorvo, Inc.

By:	/s/ Steven J. Buhaly
Steven J. Buhaly
Chief Financial Officer

Date: May 31, 2016